[FSP Corp. Letterhead]


                                                 May 5, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Karen J. Garnett

      Re:   Franklin Street Properties Corp.
            Rule 477 Application for Withdrawal
            Registration Statement on Form S-3 (File No. 333-118712)

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, Franklin Street Properties Corp. (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-3 (File No. 333-118712) (the "Registration Statement").

      The Company requests withdrawal of the Registration Statement because the shares of the Company's Common Stock registered on the Registration Statement were acquired by the selling stockholders on June 1, 2003, and therefore may be saleable (subject to the affiliate status of the selling stockholder) under Rule 144(k) of the Securities Act as of June 2, 2005. The Company confirms that no securities of the Company have been sold under the Registration Statement.

      If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (781) 246-4900 or Kenneth Hoxsie of Wilmer Cutler Pickering Hale and Dorr LLP, the Company's outside counsel, at (617) 526-6681.

                                   Sincerely,

                                   FRANKLIN STREET PROPERTIES, CORP.


                                   /s/ George J. Carter

                                   By: George J. Carter
                                   Title: President and Chief Executive Officer